Exhibit 99.2

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	September 30, 2015	June 30, 2015	December 31, 2014
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	293.9	475.9	156.7
Restricted cash	194.8	149.1	2.4
Trade accounts receivable	342.1	304.6	31.0
Receivables from related parties	330.0	294.5	159.5
Inventories	499.4	444.6	204.4
Loans to related parties	49.8	45.5	9.1
Derivative contracts	2.4	6.3	0.8
Other current assets	126.4	119.2	21.0

Total current assets	1,838.8	1,839.7	584.9

Long-term prepayments	3.3	3.3	—
Property, plant and equipment - net	815.0	814.4	147.8
Intangible assets	14.4	16.0	13.7
Land use right - net	53.6	55.0	—
Deferred income taxes	6.1	6.2	3.6
Other long-term assets	3.3	7.9	16.4

Total assets	2,734.5	2,742.5	766.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	237.4	262.2	50.8
Notes payable	145.6	127.0	—
Payables to related parties	338.8	346.6	87.1
Deferred revenue	445.4	442.2	—
Accrued expenses	34.4	35.5	1.1
Other payables	27.1	17.9	8.9
Short-term debt	303.4	292.4	1.1
Current portion of long-term debt	213.2	164.1	1.2
Current portion of obligations under capital leases	1.6	3.8	5.7
Customer deposits	7.9	3.7	1.4
Unrecognized tax benefit	18.2	18.7	—
Derivative contracts	0.2	0.5	—
Litigation and other accruals	7.1	73.1	58.5
Deferred income taxes	7.1	9.4	5.4
Warranty provision	35.2	37.3	10.5
Other current liabilities	15.4	1.8	3.3

Total current liabilities	1,838.0	1,836.2	235.0

Long-term debt, net of current portion	601.2	619.1	283.5
Long-term obligations under capital leases	0.2	0.1	1.2
Long-term warranty provision	16.9	16.2	17.0
Deferred income taxes	3.6	3.8	—

Total liabilities	2,459.9	2,475.4	536.7

Redeemable ordinary shares	—	—	—
Stockholders’ Equity
Ordinary shares	0.4	0.4	0.4
Additional paid-in capital	430.5	430.9	329.8
Accumulated deficit	(46.2)	(98.6)	(64.0)
Accumulated other comprehensive loss	(110.1)	(65.6)	(36.5)

Total stockholders’ equity	274.6	267.1	229.7

Total liabilities, redeemable ordinary shares and stockholders’ equity	2,734.5	2,742.5	766.4

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in millions of US dollars, except share data and net loss per share)

	For the three months ended		For the nine months ended
	September 30, 2015	June 30, 2015	September 30, 2015
	(unaudited)	(unaudited)	(unaudited)
Net sales	427.2	338.0	1,098.7
Cost of goods sold	(334.2)	(279.6)	(898.9)

Gross profit	93.0	58.4	199.8
Selling and marketing expenses	(22.8)	(19.8)	(57.8)
General and administrative expenses	(17.3)	(25.7)	(61.5)
Research and development expenses	(12.6)	(11.9)	(34.4)
Restructuring charges	—	—	(22.1)

Operating income	40.3	1.0	24.0
Other income (expense)
Interest income	4.0	2.1	6.4
Interest expenses	(15.9)	(16.9)	(44.0)
Foreign exchange loss	(18.0)	—	(17.1)
Changes in fair value of derivative contracts	0.9	1.2	10.3
Investment loss	—	(1.5)	(1.5)
Miscellaneous income (expense), net	(5.2)	0.7	(3.5)
Reversal of litigation accruals	48.7	—	48.7
Other income (expense), net	14.5	(14.4)	(0.7)

Income (loss) before income tax	54.8	(13.4)	23.3
Income tax expenses	(2.4)	(0.8)	(5.5)

Net income (loss)	52.4	(14.2)	17.8

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$ 0.01	US$ (0.00)	US$ 0.00
Diluted	US$ 0.01	US$ (0.00)	US$ 0.00

Number of shares used in computation of net income (loss) per share:
Basic	4,158,447,688	4,158,310,368	4,107,574,093
Diluted	4,158,499,547	4,158,310,368	4,107,720,081

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in millions of US dollars)

	For the three months ended		For the nine months ended
	September 30, 2015	June 30, 2015	September 30, 2015
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	52.4	(14.2)	17.8
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, amortization and impairment	27.5	29.9	73.7
Allowance for doubtful accounts	—	—	0.7
Non-cash interest expense	1.8	4.0	11.6
Unrealized (gains) loss on derivative contracts	3.6	0.9	(2.1)
Stock compensation expense	0.2	0.4	0.6
Reversal of litigation accruals	(48.7)		(48.7)
Loss from disposal of subsidiaries	—	1.5	1.5
Deferred tax expense (benefit)	(2.4)	0.8	0.7
Changes in operating assets and liabilities	—		—
Trade accounts receivable	(42.2)	(0.7)	(164.6)
Inventories	(78.5)	(44.4)	(163.0)
Restricted cash	(47.1)	(28.5)	(91.5)
Other current assets	(75.8)	(109.5)	(156.7)
Other non current assets	21.5	(1.2)	35.1
Trade accounts payable	(15.3)	29.8	58.8
Notes payable	18.6	25.2	43.4
Warranty provisions	1.1	1.1	3.0
Accrued expenses	(1.1)	5.0	7.3
Deferred revenue	—	442.2	442.2
Other current liabilities	59.5	81.2	199.5

Cash provided by (used in) operating activities	(124.9)	423.5	269.3

Cash flows from investing activities
Net cash received from an acquisition	—	—	70.2
Net cash paid for other acquisition	(16.3)	—	(17.5)
Capital expenditures	(104.0)	(40.7)	(161.3)
Changes in restricted cash	1.4	2.6	6.3
Proceeds from disposal of a subsidiary	—	0.5	0.5
Repayment of loans to related parties	19.6	—	19.6
Issuance of loans to related parties	(23.8)	(30.3)	(60.2)

Net cash used in investing activities	(123.1)	(67.9)	(142.4)

Cash flows from financing activities
Proceeds from bank borrowings	137.7	306.3	518.1
Principal payments on bank borrowings	(58.6)	(366.8)	(486.9)
Principal payments on capital lease obligations	(2.1)	(1.3)	(4.8)
Proceeds from related party borrowings	—	—	8.0
Principal payments on related party borrowings	(6.2)	(11.4)	(17.6)
Arrangement fee and other related costs for bank borrowings	(0.3)	(0.7)	(1.9)
Arrangement fee and other related cost for long-term notes	—	—	(1.0)

Net cash used in financing activities	70.5	(73.9)	13.9

Net increase (decrease) in cash and cash equivalents	(177.5)	281.7	140.8

Effect of exchange rate changes on cash and cash equivalents	(4.5)	(0.3)	(3.6)

Cash and cash equivalents at beginning of period	475.9	194.5	156.7
Cash and cash equivalents at end of period	293.9	475.9	293.9